FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014
Commission File Number: 001-36437

DORIAN LPG LTD.
(Translation of registrant's name into English)
c/o Dorian LPG (USA) LLC, 27 Signal Road, Stamford, Connecticut 06902
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated May 22, 2014 of Dorian LPG Ltd. (the "Company") announcing the date of the Company’s 2014 Annual General Meeting of Shareholders.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DORIAN LPG LTD.
(registrant)

Dated: May 23, 2014	By:	/s/ Theodore B. Young
Theodore B. Young
Chief Financial Officer

EXHIBIT 99.1

Dorian LPG Announces Date for its 2014 Annual General Meeting of Shareholders

STAMFORD, Conn., May 22, 2014--Dorian LPG (NYSE: LPG) ("Dorian LPG" or the "Company"), a liquefied petroleum gas shipping company and a leading owner and operator of modern VLGCs, announced today that its Board of Directors (the "Board") has scheduled the Company's 2014 Annual General Meeting of Shareholders (the "Meeting") for Monday, June 30, 2014.  The Board has set a record date for the Meeting of June 2, 2014.

About Dorian LPG Ltd.

Dorian LPG is a liquefied petroleum gas shipping company and a leading owner and operator of modern VLGCs. Dorian LPG currently owns and operates three modern VLGCs and one pressurized LPG vessel. In addition, Dorian LPG now has 19 ECO VLGC newbuildings under construction. Dorian LPG has offices in Connecticut, USA, London, United Kingdom and Piraeus, Greece.

Investor Contacts:
Dorian LPG Ltd.
Marina Hadjipateras
or
Ted Young, CFO
[1] 203-978-1234
or
MTI Network
Jim Lawrence
[1] 203 550 2621